Novartis AG Postfach 4002 Basel Switzerland

July 17, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2012

Filed January 23, 2013

File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our former Chief Financial Officer, dated June 19, 2013. For ease of reference, we set forth your comments below, together with our responses.

Item 18. Financial Statements

Notes to consolidated financial statements

Significant accounting policies

Intangible assets available for use, page F-11

SEC comment 1:

1.         We require additional information about the discussion on page 6 of your response, particularly the last paragraph, in order to evaluate the new disclosure you propose at the bottom of page 7, which describes your accounting policies related to the determination of the fair value of inventory and intangible assets acquired in a business combination and the commencement of amortization of those acquired intangibles. We find the last paragraph of page 6 confusing. Please help us understand if the following summary of your response is correct:

•             You measure the fair value of finished goods inventory at the estimated selling prices of the inventory, less the sum of (i) costs of disposal and (ii) a reasonable profit margin for the selling effort all determined using market participant assumptions. That is, the reference you make to “normal distributor’s margin” means a reasonable profit margin for the selling effort.

•             An acquiree, like Alcon, may have profit margins on the selling effort of their products that are disproportionate to those of their competitors because of the existence of internally generated intangible assets, which the competitors do not have, that support profit margins in excess of their competitors.

•             In order to achieve a margin upon the post-acquisition sale of the inventory that is consistent with the margin of a market participant without the benefit of the internally generated intangible asset, it would be necessary to measure the fair value of the acquired inventory at the acquisition date using a profit margin that contemplates the ability to leverage the internally generated intangible (i.e., a higher profit margin) because the amortization of the intangible asset recognized at the acquisition date and that is required under IAS 38, paragraph 97 to commence at the acquisition date will reduce the post-acquisition profit on the sale of product that contemplates leveraging those intangible assets to the margin of a market participant without the benefit of those assets.

•             Your response implies that rather than use a profit margin that contemplates the ability to leverage the internally generated intangible asset, you used a profit margin of a market participant without the benefit of the internally generated intangible asset (i.e., the profit margin you used is less than the profit margin that contemplates the ability to leverage the internally generated intangible asset). It also implies that you believe that the profit margin of a market participant without the benefit of the internally generated intangible assets contemplates a charge for the use of those assets and therefore you recognized the intangible assets at an amount less than their fair value (i.e., fair value less the charge) and did not commence amortization of the intangible assets as of the acquisition date, as required under IAS 38, paragraph 97, but instead waited until the inventory on hand was sold.

If the summary above is correct, it appears that the fair value of inventory and the fair value of the intangibles may be misstated at the acquisition date by equal and offsetting amounts depending on the appropriateness of your reasonableness check described on page 7. Our basis for suggesting this is twofold. First, the fair value of the intangible asset is not dependent on the fair value of the inventory. In fair valuing the intangible asset, a market participant would contemplate all expected future sales, as you did, but would not reduce the amount determined on that basis by the amount of the charge described in the fourth bullet above because to do so would result in a measurement that does not contemplate all expected future sales. Second, the acquired inventory contemplates the use of the intangibles (e.g., the product brand name). We would appreciate your views on each of these points. We would also appreciate your views as to whether in fair valuing the inventory the use of a profit margin that contemplates the ability to leverage the intangible assets is consistent with the requirement to use market participant rather than entity specific assumptions and if not whether the implication is that you believe it is not possible to comply with the requirement to fair value both the intangible asset and the inventory using market participant assumptions because to do so would double count the charge for the intangible assets thereby having the effect of recognizing, on a post-acquisition basis, a margin that is less than that of a market participant without the benefit of the intangibles.

Novartis response 1:

You have requested additional information about the discussion on page 6, particularly the last paragraph of our letter to you dated May 22, 2013, in order to evaluate the new disclosure we have proposed and to further clarify our application of accounting policies for this area, commencing with the filing of our Form 20-F for the year ending December 31, 2013, on page 7 of this same letter.  For ease of reference, we set forth below these two sections from our previous letter:

Last paragraph of page 6 of our previous letter:

A substantially higher fair value of inventory compared to the acquiree’s production and conversion costs, due to applying the net-realizable-value approach, is considered to relate principally to the existence of additional intangible assets that need to be separately identified as part of the purchase-price allocation process.  These intangible assets were identified to be acquired marketing rights in the specific case of the Alcon acquisition.  Therefore, the purchase- price allocation process ensures the achievement of a normal distributor’s margin after covering not only the production and conversion costs mentioned above, but also a component related to a charge attributable to the owner of the acquired marketing rights.  This charge is represented by the amortization of the acquired marketing rights identified as part of the purchase-price accounting process.

New disclosure proposed for inventories and cost of goods sold, commencing with the filing of our Form 20-F for the year ending December 31, 2013, as outlined on page 7 of our previous letter:

Inventories acquired as part of a business combination are valued at fair value.  This often includes a component related to separately identified acquired marketing rights which is then expensed as the inventory is sold.  Except for this, amortization of acquired marketing rights intangible assets available for use is not included within the cost of inventories but is amortized on a straight-line time basis and recorded within cost of goods sold in the consolidated income statement.

In response to your specific question, we agree in principle that the four bullet points summarized by the Staff generally capture the key issues addressed in our accounting treatment of inventory acquired as part of a business combination.  Despite this, it is the Company’s position that the acquired marketing-rights intangible assets and the acquired inventories have been properly stated at fair value at the change-of-control date.  The consumption of the marketing-rights intangible assets was initiated at this same date, beginning with the recognition of the acquired inventory as cost of goods sold and then on a straight-line amortization basis thereafter. This is because, in the Company’s approach, an appropriate portion of the acquired marketing-rights intangible asset is included in the expensing of the acquired inventory, as explained further below. As a result, the Company commenced recognition of the systematic amortization of the marketing-rights intangible assets as of the acquisition date as required under IAS 38 Intangible Assets, paragraph 97.

The Staff appear to suggest that the fair value of the marketing-rights intangible assets that we acquired as part of our business combination with Alcon potentially should have been considered independently of the inventory value and should have been valued higher, possibly by a pre-tax amount of up to $467 million, with the acquired inventory being valued correspondingly lower, at the change-of-control date of August 25, 2010.   Under this alternative approach, the lower inventory valuation may be an appropriate estimation of market-participant fair value assuming the anticipated near-term sale of this inventory would benefit from, or in other words, require future leverage of the related marketing-rights.  The straight-line amortization of the marketing-rights intangible assets under these assumptions would commence as from the change-of-control date.

We accept that this is an alternative approach to purchase-accounting valuation. However, in our view the Company’s approach is preferable, consistent with related guidance, and also in our experience produces results that are not materially different from the alternative that the Staff has outlined.

In the Company’s valuation analysis performed as part of the purchase-price allocation, sales of the existing inventory at the change-of-control date are included in the projected total future sales. They are part of the calculations to arrive at the total initial value for the marketing-rights intangible assets. However, under our approach this calculated amount is divided into the marketing-rights intangible asset value arising from the sale of the acquired inventory on hand at the change-of-control date (i.e., the $467 million referred to above) and that which relates to future sales.

Our preference for using the approach we have adopted is based on our view that it is consistent with the definition of net realizable value in IAS 2 Inventories as the “estimated selling price…less the estimated costs of completion and the estimated costs to make the sale”. We do not consider the marketing-rights intangible assets to be part of the disposal efforts of a distributor and this was assumed in our valuation analysis. Accordingly, in our view, the expensing of the marketing-rights intangible assets is properly initiated with effect from the date of the acquisition, starting with the recognition of the sale and related cost of goods sold of the acquired inventory.

We accept that this purchase-accounting valuation process could be looked at in different ways.  The central question in our view is what constitutes a normal distributor’s margin. One alternative, as you seem to suggest, might be to establish a much lower valuation for the acquired inventory by setting a higher distribution margin that would be sufficient to absorb the corresponding amortization of the acquired marketing rights. However, since the acquired inventory is generally sold within the first few months after the acquisition and is a component of the calculation of future sales underlying the acquired marketing-rights intangible asset, it seems reasonable and appropriate to attach a portion of this intangible asset to the related inventory.

Moreover, the calculation of the estimated fair value of the acquired inventory, based on selling price less holding and distribution costs and a market-participant distributor’s margin (smaller than the one contemplated under your alternative approach), essentially reflects a significant fair value step-up adjustment to the acquired inventory. This corresponds to the additional value inherent in the expected ultimate sale of the acquired inventory and which is principally attributable to the acquired marketing rights, allocated to such inventories at the change-of-control date.

As outlined in our current and previous replies to your inquires on this subject, we believe that the method and judgments applied by the Company in the determination of its purchase-price allocation, based on estimated fair values using a market participant’s view, for the Alcon business combination are reasonable and compliant with relevant IFRS guidance.

SEC comment 2:

2.         We also require additional information to evaluate your reasonableness check on page 7. Please help us understand what the $467 million adjustment to acquired inventory represents and why it is appropriate to compare the $467 million to the approximately $640 million that would have been amortized in 2010 if you acquired no inventory from Alcon. When explaining what the $467 million represents, please tell us whether (A) it is the difference between the market participant profit margin (on selling effort) that contemplates the ability to leverage the internally generated intangible assets and a market participant profit margin (on selling effort) that does not contemplate the ability to leverage the internally generated intangible assets or (B) it is equal to the step-up from Alcon’s book value necessary to achieve the acquisition date fair value. We note that if the $467 million equals the step-up, then it does not appear appropriate to compare the $467 million to the $640 million because the step-up is not limited to the charge for the use of those assets.

Novartis response 2:

As explained above, the referenced $467 million charge is the additional cost of goods sold included in the 2010 consolidated income statement arising from the fair value step-up adjustment of Alcon’s inventory. This is your alternative (B).

In formulating its purchase-accounting judgments, the Company sought to ensure that the operations for the year ended December 31, 2010 would reasonably reflect a charge (for the period from the August 25, 2010 date of acquiring a controlling interest in Alcon) consistent with a time-based period cost of amortizing the acquired marketing rights. The amount recognized in this initial period, through expensing of the acquired inventory, was $467 million. The amount that would have been recognized if the acquired marketing rights had been established in the absence of any existing inventory at the acquisition date would have been approximately $640 million. This analytical difference between the two calculations of $173 million was considered to be immaterial in the context as it represents only approximately 1.5% of the Group’s 2010 income before taxes of $11.7 billion.

While we agree that the approaches are not directly comparable, the Company nevertheless considers that its approach produces amounts which are not materially different from at least one possible alternative scenario outlined by the Staff.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group